SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
OR
☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                 to
Commission File Number:1-8610

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:
AT&T PUERTO RICO RETIREMENT SAVINGS PLAN
B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
AT&T INC.
208 S. Akard, Dallas, Texas 75202

AT&T Puerto Rico Retirement Savings Plan
Financial Statements, Supplemental Schedule and Exhibit
Table of Contents

Page
Reports of Independent Registered Public Accounting Firm	1

Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2022 and 2021	3
Statements of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2022	4
Notes to Financial Statements	5

Supplemental Schedule:
Schedule H, Part IV, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2022	22

Report of Independent Registered Public Accounting Firm

Plan Administrator and Plan Participants
AT&T Retirement Savings Plan
AT&T Puerto Rico Retirement Savings Plan
Dallas, Texas

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of AT&T Retirement Savings Plan and AT&T Puerto Rico Retirement Savings Plan (the Plans) as of December 31, 2022 and 2021, the related statements of changes in net assets available for benefits for the year ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of AT&T Retirement Savings Plan and AT&T Puerto Rico Retirement Savings Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion
These financial statements are the responsibility of the Plans’ management. Our responsibility is to express an opinion on these financial statements based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plans are not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plans’ internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information
The supplemental information in the accompanying schedules of delinquent participant contributions for the year ended December 31, 2022, and assets (held at end of year) as of December 31, 2022, have been subjected to audit procedures performed in conjunction with the audit of the Plans’ financial statements. The supplemental schedules are the responsibility of the Plans’ management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ FORVIS, LLP
(Formerly, BKD, LLP)

We have served as the Plans’ auditor since 2018.

San Antonio, Texas
June 23, 2023

AT&T Retirement Savings Plan
AT&T Puerto Rico Retirement Savings Plan
Statements of Net Assets Available For Benefits
(Dollars in Thousands)

	December 31, 2022		December 31, 2021
	AT&T Retirement Savings Plan	AT&T Puerto Rico Retirement Savings Plan	AT&T Retirement Savings Plan	AT&T Puerto Rico Retirement Savings Plan
Assets
Investment in AT&T Savings Plan Master Trust, (Note 4)	$36,968,555	$90,749	$53,067,573	$127,300

Notes receivable from participants	598,984	1,579	685,922	2,596
Employer contribution receivable	4,278	5	4,365	5
Participant contribution receivable	7,054	6	7,287	6
Total Receivables	610,316	1,590	697,574	2,607

Net Assets Available for Benefits	$37,578,871	$92,339	$53,765,147	$129,907

See Notes to Financial Statements.

AT&T Retirement Savings Plan
AT&T Puerto Rico Retirement Savings Plan
Statements of Changes in Net Assets Available For Benefits
For the Year Ended December 31, 2022
(Dollars in Thousands)

	AT&T Retirement Savings Plan	AT&T Puerto Rico Retirement Savings Plan
Net Assets Available for Benefits, December 31, 2021	$53,765,147	$129,907
Changes in Net Assets:
Contributions:
Participant contributions	1,237,028	607
Employer contributions	642,736	442
Rollover contributions	275,614	—
	2,155,378	1,049

Net loss from investment in AT&T Savings Plan Master Trust	(7,404,189)	(19,919)

Interest income on notes receivable from participants	31,470	122

Distributions	(4,543,398)	(18,684)
Administrative Expenses	(19,960)	(136)

Net Decrease Before Transfers	(9,780,699)	(37,568)

Transfer from AT&T Savings and Security Plan (Note 1)	72,441	—
Transfer from Bellsouth Savings and Security Plan (Note 1)	61,276	—
Transfer to WarnerMedia 401(k) Savings Plan (Note 1)	(6,539,294)	—

Net Decrease After Transfers	(16,186,276)	(37,568)

Net Assets Available for Benefits, December 31, 2022	$37,578,871	$92,339

See Notes to Financial Statements.

AT&T Retirement Savings Plan
AT&T Puerto Rico Retirement Savings Plan
Notes to Financial Statements
(Dollars in Thousands)
 NOTE 1. PLAN DESCRIPTIONS

The following descriptions provide only general information. Detailed provisions covering participant eligibility, participant allotments from pay, participant withdrawals, participant loans, employer contributions and related vesting of contributions and plan expenses are provided in the plan texts and prospectuses. The AT&T Retirement Savings Plan and AT&T Puerto Rico Retirement Savings Plan (collectively referred to as the Plans) are defined contribution plans and are subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The AT&T Retirement Savings Plan (ARSP) was originally established by BellSouth Corporation (BellSouth) to provide a convenient way for eligible non-management and bargained for employees of participating BellSouth companies to save on a regular and long-term basis.

The AT&T Puerto Rico Retirement Savings Plan (ARSP-PR) was originally established by CCPR Inc. to provide a convenient way for eligible employees of its Puerto Rico subsidiary, CCPR Services Inc., and certain affiliates, to save on a regular and long-term basis. The ARSP-PR became sponsored by AT&T effective December 31, 2008.

The Plans participate in the AT&T Savings Plan Master Trust (AT&T Master Trust) for certain participant investment fund options as described below. The AT&T Master Trust invests in the AT&T Savings Group Investment Trust (Group Trust) for the remaining participant investment fund options. The Bank of New York Mellon Corporation (BNY Mellon) serves as trustee for both the AT&T Master Trust and Group Trust. With respect to the ARSP-PR, BNY Mellon serves as a U.S. custodian pursuant to a custodian agreement and Oriental Financial Group serves as trustee of the associated trust known as the AT&T Puerto Rico Retirement Savings Plan Trust. Fidelity Investments Institutional Operations Company, Inc. (Fidelity) serves as recordkeeper for the Plans.

Effective January 1, 2021, the TTT West Coast, Inc. 401(k) Retirement Savings Plan (TRSP) transitioned its Plan Sponsor from TTT West Coast, Inc. to AT&T Inc., and its total plan net assets of $43,772 excluding the participant loans merged into the AT&T Master Trust. Out of the total plan assets, $2,101 merged into the Group Trust. The TRSP remains as a stand-alone plan.

On July 31, 2021, we closed our transaction with TPG to form a new company named DIRECTV Entertainment Holdings, LLC. The transaction resulted in our deconsolidation of the Video business. This transaction impacted certain plan participants in both the ARSP and ARSP-PR, resulting in a partial plan termination in the ARSP-PR. Participants who terminated during the year of the partial plan termination of the ARSP-PR were fully vested in their account balances and remaining participants' vesting continues in accordance with plan provisions.

During March 2022, AT&T initiated a review with the recordkeeper to identify where participants maintained balances within the AT&T Savings and Security Plan (ASSP) and BellSouth Savings and Security Plan (BSSP). When participant balances were identified as “inactive” in the ASSP or BSSP, those balances were merged into existing participants active accounts or newly created accounts in the ARSP. As a result, $72,353 of participant balances and assets including $2,783 of participant loans from the ASSP and $61,276 of participant balances and assets including $2,256 of participant loans from the BSSP were transferred into the ARSP during first quarter of 2022. During the third quarter of 2022, $88 of participant balances and assets were transferred from the ASSP into the ARSP due to eligibility errors.

On April 8, 2022, AT&T completed the separation and distribution of its WarnerMedia business, and merger of a wholly-owned subsidiary of AT&T formed to hold the WarnerMedia business, with a subsidiary of Discovery, Inc. The transaction resulted in the creation of a new Warner Bros. Discovery Stock Fund in the Plans to hold the new Warner Bros. Discovery common stock received as part of the transaction. This will impact a material portion of the current ARSP participant population. As a result of the sale, $6,539,294 total plan assets including $55,732 of participant loans were transferred from ARSP to WarnerMedia 401(k) Savings Plan during 2022 and approximately $45,000 of TRSP assets were transferred out of the Group Trust and AT&T Master Trust while TRSP remains as a stand-alone plan and transitioned its Plan Sponsor from AT&T Inc.to TTT West Coast, Inc.

AT&T Retirement Savings Plan
AT&T Puerto Rico Retirement Savings Plan
Notes to Financial Statements (Continued)
(Dollars in Thousands)
During 2022 and 2021, participants could invest their contributions in one or more of twelve funds in 1% increments:

• AT&T Total Return Bond Fund*	• Small and Mid-Sized U.S. Stock Index Fund**
• AT&T U.S. Stock Fund*	• International Stock Index Fund**
• AT&T International Stock Fund*	• Large Cap U.S. Stock Index Fund**
• AT&T Stable Value Fund*	• AT&T Shares Fund**
• Total U.S. Stock Market Index Fund**	• Fidelity BrokerageLink®**
• AT&T Age-Based Asset Allocation Funds (based on retirement date)**	• Warner Bros. Discovery Stock Fund ***
*    Investment fund option of the Group Trust.
**    Investment fund option of the AT&T Master Trust.
*** Effective as of market close on April 8, 2022, the Warner Bros. Discovery Stock Fund was added to the Plans as a result of the sale of the WarnerMedia business.

Participants contribute to the Plans through payroll allotments. The Company contributes to the Plans by matching the participants’ contributions based on the provisions of the respective plan. For the ARSP, some matching contributions are made in the form of cash and are participant directed immediately upon allocation. The majority of Company matching contributions for the ARSP and all Company matching contributions for the ARSP-PR are made solely in the form of shares of AT&T’s common stock. Matching contributions made in stock into the ARSP are held in an Employee Stock Ownership Plan (ESOP), which is part of the AT&T Shares Fund, within the AT&T Master Trust. Matching contributions made in stock into the ARSP-PR are held in a separate stock bonus portion of the ARSP-PR. Company contributions made to the Plans can be immediately diversified into any of the fund options above.
Dividends on AT&T shares held in the ARSP can either be reinvested in the AT&T Shares Fund on a quarterly basis, or paid into a short-term interest bearing fund for distribution (or pass-through) before the end of the year. Interest earned on dividends held in the short-term interest bearing fund are used to purchase additional units of the AT&T Shares Fund in the participant’s account. During 2022, participants in the ARSP elected to receive $21,349 in dividend distributions, which are included in distributions on the statements of changes in net assets available for benefits. Dividends on AT&T shares held in the ARSP are reinvested in the AT&T Shares Fund on a quarterly basis. Dividends on AT&T shares held in the ARSP-PR are not eligible for pass-through and are reinvested in the AT&T Shares Fund on a quarterly basis.

Each participant is entitled to exercise voting rights attributable to the AT&T shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised. Subject to the fiduciary provisions of ERISA, the trustee will not vote any allocated shares for which instructions have not been given by the participant. The trustee votes any unallocated shares in the same proportion as it votes those shares that were allocated to the extent the proportionate vote is consistent with the trustee’s fiduciary obligation under ERISA. Participants have the same voting rights in the event of a tender or exchange offer.

Although it has not expressed any intent to do so, AT&T has the right under the Plans to discontinue its contributions at any time and to terminate the Plans subject to the provisions of ERISA. In the event that the Plans are terminated, subject to the conditions set forth by ERISA, the account balances of all participants shall be 100% vested.

Administrative and Operating Expenses; Investment Manager Fees Except to the extent paid by the Company, all expenses incident to the administration and operation of the Plans are charged to participants, either directly to their accounts or through the investment funds offered under the Group Trust or AT&T Master Trust, in accordance with administrative procedures established by the Plan administrator. Investment manager fees are charged through the investment funds. Expenses charged directly to participant accounts (e.g., recordkeeping, communications fees) are reflected as a periodic fee on the participant account statements. In addition, expenses and fees with respect to certain transactions and services (e.g., plan loan initiation fees) are charged directly to participants who incur them rather than to the Plans as a whole.

AT&T Retirement Savings Plan
AT&T Puerto Rico Retirement Savings Plan
Notes to Financial Statements (Continued)
(Dollars in Thousands)
NOTE 2. ACCOUNTING POLICIES

The accompanying financial statements were prepared in conformity with U.S. generally accepted accounting principles (GAAP), which require management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Distributions are recorded when paid.

Investment Valuation and Income Recognition Investments are stated at fair value except those investments that are fully benefit-responsive investments which are stated at contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements. Investments in securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. If no sale was reported on that date, they are valued at the last reported bid price. Shares of registered investment companies (i.e. mutual funds) are valued based on quoted market prices, which represent the net asset value of shares held at year-end.

Common/collective trust funds and 103-12 investment entities (i.e. an investment entity that holds the assets of two or more plans which are not members of a related group or employee benefit plan) are valued at quoted redemption values that represent the net asset values (NAV) of units held at year-end. Publicly traded partnerships are valued using trades on a national securities exchange based on the last reported sales price on the last business day of the year.

Investment contracts held by a defined contribution plan are required to be reported at contract value. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plans. The Group Trust invests in fully benefit-responsive and synthetic guaranteed investment contracts (Synthetic GICs).

The underlying investments of the Synthetic GICs are owned by the Group Trust and are comprised of corporate bonds and notes, registered investment companies and government securities. The contract value of the fully benefit-responsive investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are reflected as of the trade date. Dividend income is recognized on the ex-dividend date. Interest earned on investments is recognized on the accrual basis. Net income includes the Plans' gains and losses on investments bought and sold as well as held during the year.

Transfers in and out of level 1 (quoted market prices), level 2 (other significant observable inputs) and level 3 (significant unobservable inputs) are recognized on the period ending date.

Notes Receivable from Participants Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued, but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2022 or 2021. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a distribution is recorded.

AT&T Retirement Savings Plan
AT&T Puerto Rico Retirement Savings Plan
Notes to Financial Statements (Continued)
(Dollars in Thousands)
NOTE 3. FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurement, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:
Level 1    Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2    Inputs to the valuation methodology include:
•    Quoted prices for similar assets and liabilities in active markets;
•    Quoted prices for identical or similar assets or liabilities in inactive markets;
•    Inputs other than quoted market prices that are observable for the asset or liability;
•    Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3    Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The valuation methodologies described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while Plan management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used at December 31, 2022 and 2021.

See Note 4 for fair value hierarchy for the Group Trust’s and AT&T Master Trust’s investments.

AT&T Retirement Savings Plan
AT&T Puerto Rico Retirement Savings Plan
Notes to Financial Statements (Continued)
(Dollars in Thousands)
NOTE 4. INVESTMENTS

The Plans held investments in the AT&T Master Trust (for certain investment fund options as disclosed in Note 1), and the AT&T Master Trust held an investment in the Group Trust as of December 31, 2022 and 2021.

AT&T Savings Plan Master Trust Investments

AT&T established the AT&T Master Trust to manage assets of pooled investment options among various AT&T sponsored employee benefit plans.

Each participating plan’s interest in the investment fund options (i.e., separate accounts) of the AT&T Master Trust is based on account balances of the participants and their elected investment fund options. The AT&T Master Trust assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and expenses) that can be specifically identified, and by allocating investment income and administrative expenses related to the AT&T Master Trust on a daily basis based on each participant’s account balance within each investment fund option.

The participating plans and ownership percentages of the AT&T Master Trust are listed below:

	December 31,
	2022	2021
AT&T Retirement Savings Plan	99.76%	99.67%
AT&T Puerto Rico Retirement Savings Plan	0.24%	0.24%
TTT West Coast, Inc. 401(k) Retirement Savings Plan	—%	0.09%

Total	100.00%	100.00%

AT&T Retirement Savings Plan
AT&T Puerto Rico Retirement Savings Plan
Notes to Financial Statements (Continued)
(Dollars in Thousands)
The Plans’ percentage interest in each of the investment fund options within the AT&T Master Trust is disclosed below:

	December 31, 2022		December 31, 2021
	AT&T Retirement Savings Plan	AT&T Puerto Rico Retirement Savings Plan	AT&T Retirement Savings Plan	AT&T Puerto Rico Retirement Savings Plan	TTT West Coast, Inc. 401(k) Retirement Savings Plan
Total U.S. Stock Market Index Fund	99.83%	0.17%	99.81%	0.16%	0.03%
Large Cap U.S. Stock Index Fund	99.72%	0.28%	99.66%	0.28%	0.06%
Small and Mid-Sized U.S. Stock Index Fund	99.70%	0.30%	99.63%	0.30%	0.07%
International Stock Index Fund	99.48%	0.52%	99.45%	0.53%	0.02%
AT&T Shares Fund	99.83%	0.17%	99.79%	0.21%	—%
Warner Bros Discovery Stock Fund	99.83%	0.17%	—%	—%	—%
AT&T Age-Based Asset Allocation Funds:
AT&T Age-Based Allocation 2000 Fund	99.78%	0.22%	99.81%	0.19%	—%
AT&T Age-Based Allocation 2005 Fund	99.92%	0.08%	99.90%	0.06%	0.04%
AT&T Age-Based Allocation 2010 Fund	99.90%	0.10%	99.90%	0.10%	—%
AT&T Age-Based Allocation 2015 Fund	99.96%	0.04%	99.91%	0.03%	0.06%
AT&T Age-Based Allocation 2020 Fund	99.80%	0.20%	99.72%	0.16%	0.12%
AT&T Age-Based Allocation 2025 Fund	99.88%	0.12%	99.76%	0.10%	0.14%
AT&T Age-Based Allocation 2030 Fund	99.66%	0.34%	99.49%	0.23%	0.28%
AT&T Age-Based Allocation 2035 Fund	99.72%	0.28%	99.06%	0.21%	0.73%
AT&T Age-Based Allocation 2040 Fund	99.63%	0.37%	99.32%	0.29%	0.39%
AT&T Age-Based Allocation 2045 Fund	99.69%	0.31%	99.39%	0.23%	0.38%
AT&T Age-Based Allocation 2050 Fund	99.75%	0.25%	99.54%	0.18%	0.28%
AT&T Age-Based Allocation 2055 Fund	99.94%	0.06%	99.60%	0.05%	0.35%
AT&T Age-Based Allocation 2060 Fund	99.90%	0.10%	99.84%	0.10%	0.06%
AT&T Age-Based Allocation 2065 Fund	100.00%	—%	100.00%	—%	—%
Fidelity BrokerageLink®	99.99%	0.01%	99.99%	0.01%	—%

AT&T Retirement Savings Plan
AT&T Puerto Rico Retirement Savings Plan
Notes to Financial Statements (Continued)
(Dollars in Thousands)
The financial position of the AT&T Master Trust was as follows:

	December 31, 2022
	AT&T Master Trust	AT&T Retirement Savings Plan Interest	AT&T Puerto Rico Retirement Savings Plan Interest
AT&T common stock	$3,132,879	$3,127,553	$5,326
Warner Bros. Discovery common stock	324,193	323,642	551
Mutual funds	41,517	41,393	124
Common/collective trust funds	19,703,736	19,647,610	56,126
Fidelity BrokerageLink	2,361,684	2,361,448	236
Investment in Group Trust	11,495,068	11,466,450	28,618
AT&T Master Trust investments	$37,059,077	$36,968,096	$90,981

Net other assets and liabilities	227	459	(232)

Net assets available for benefits	$37,059,304	$36,968,555	$90,749

	December 31, 2021
	AT&T Master Trust	AT&T Retirement Savings Plan Interest	AT&T Puerto Rico Retirement Savings Plan Interest	TTT West Coast, Inc. 401(k) Retirement Savings Plan
AT&T common stock	$4,145,016	$4,136,156	$8,860	$—
Mutual funds	58,297	58,147	150	—
Common/collective trust funds	31,412,020	31,283,276	81,557	47,187
Fidelity BrokerageLink	3,514,067	3,513,862	205	—
Investment in Group Trust	14,113,734	14,074,495	36,487	2,752
AT&T Master Trust investments	$53,243,134	$53,065,936	$127,259	$49,939

Net other assets and liabilities	1,627	1,637	41	(51)

Net assets available for benefits	$53,244,761	$53,067,573	$127,300	$49,888

Net Depreciation in Fair Value of AT&T Master Trust Investments and
Total Investment Loss for the Year Ended December 31, 2022

Net depreciation in fair value of AT&T Master Trust Investments	$(6,586,018)
Investment income:
Dividends	232,995
Interest	319
Loss from investment in Group Trust	(1,075,542)

Net investment loss of Master Trust Investments	$(7,428,246)

AT&T Retirement Savings Plan
AT&T Puerto Rico Retirement Savings Plan
Notes to Financial Statements (Continued)
(Dollars in Thousands)
The following tables set forth by level, within the fair value hierarchy, the AT&T Master Trust’s assets at fair value, excluding its investment in the Group Trust:

	AT&T Master Trust Assets at Fair Value as of December 31, 2022
	Level 1	Level 2	Level 3	Total
AT&T common stock	$3,132,879	$—	$—	$3,132,879
Warner Bros. Discovery common stock	324,193	—	—	324,193
Mutual funds	41,517	—	—	41,517
Self-directed brokerage accounts	2,346,502	15,182	—	2,361,684
Total assets in fair value hierarchy	$5,845,091	$15,182	$—	$5,860,273

Common/collective trusts measured at net asset value
Asset allocation funds[1]				6,506,569
Total U.S. stock market index fund[2]				1,924,434
Large cap U.S. stock index fund[3]				6,413,407
Small and mid-sized U.S. stock index fund[4]				2,662,020
International stock index fund[5]				2,197,306

Total assets at fair value				$25,564,009

1     This category includes 14 common/collective trust funds also known as Aged-Based Asset Allocation Funds which are well diversified portfolios that adjust the mix of the various underlying investments over time. The change in allocation of investments is designed to move from a more aggressive investment strategy to a more conservative strategy through the projected retirement date and for a number of years thereafter. The year associated with the fund identification denotes the projected year of retirement of the participant selecting the fund. There are currently no redemption restrictions on these investments.
2     This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the common stocks included in the Dow Jones Total U.S. Stock Market Index. There are currently no redemption restrictions on this investment.
3     This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the common stocks included in the Standard and Poor’s Composite Stock Price Index of 500 stocks (the S&P 500®). There are currently no redemption restrictions on this investment.
4     This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the common stocks included in the Dow Jones U.S. Completion Total Stock Market Index. There are currently no redemption restrictions on this investment.
5     This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the common stocks included in the All Country World Index ex U.S. Index. Except for a short-term trading fee applicable to certain participant transactions, there are currently no redemption restrictions on this investment.

AT&T Retirement Savings Plan
AT&T Puerto Rico Retirement Savings Plan
Notes to Financial Statements (Continued)
(Dollars in Thousands)

	AT&T Master Trust Assets at Fair Value as of December 31, 2021
	Level 1	Level 2	Level 3	Total
AT&T common stock	$4,145,016	$—	$—	$4,145,016
Mutual funds	58,297	—	—	58,297
Self-directed brokerage accounts	3,507,310	6,757	—	3,514,067

Total assets in fair value hierarchy	$7,710,623	$6,757	$—	$7,717,380

Common/collective trusts measured at net asset value
Asset allocation funds[1]				11,980,587
Total U.S. stock market index fund[2]				2,587,792
Large cap U.S. stock index fund[3]				9,366,747
Small and mid-sized U.S. stock index fund[4]				4,380,734
International stock index fund[5]				3,096,160

Total assets at fair value				$39,129,400

1     This category includes 14 common/collective trust funds also known as Aged-Based Asset Allocation Funds which are well diversified portfolios that adjust the mix of the various underlying investments over time. The change in allocation of investments is designed to move from a more aggressive investment strategy to a more conservative strategy through the projected retirement date and for a number of years thereafter. The year associated with the fund identification denotes the projected year of retirement of the participant selecting the fund. There are currently no redemption restrictions on these investments.
2     This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the common stocks included in the Dow Jones Total U.S. Stock Market Index. There are currently no redemption restrictions on this investment.
3     This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the common stocks included in the Standard and Poor’s Composite Stock Price Index of 500 stocks (the S&P 500®). There are currently no redemption restrictions on this investment.
4     This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the common stocks included in the Dow Jones U.S. Completion Total Stock Market Index. There are currently no redemption restrictions on this investment.
5     This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the common stocks included in the All Country World Index ex U.S. Index. Except for a short-term trading fee applicable to certain participant transactions, there are currently no redemption restrictions on this investment.

AT&T Savings Group Investment Trust Investments

AT&T established the Group Trust to manage assets of pooled investment options among various AT&T sponsored employee benefit trusts. Each participating trust’s interest in the investment fund options (i.e., separate accounts) of the Group Trust is based on account balances of the participants and their elected investment fund options. The Group Trust assets are allocated among the participating plans by assigning to each trust those transactions (primarily contributions, distributions, and expenses) that can be specifically identified and by allocating investment income and administrative expenses to the individual plans on a daily basis based on each participant’s account balance within each investment fund option.

AT&T Retirement Savings Plan
AT&T Puerto Rico Retirement Savings Plan
Notes to Financial Statements (Continued)
(Dollars in Thousands)
The AT&T Master Trust’s interest in each of the investment fund options within the Group Trust is disclosed below as of December 31, 2022.

	AT&T Total Return Bond Fund		AT&T U.S. Stock Fund		AT&T International Stock Fund		AT&T Stable Value Fund		Group Trust
	AT&T Master Trust	BellSouth Savings and Security Plan	AT&T Master Trust	BellSouth Savings and Security Plan	AT&T Master Trust	BellSouth Savings and Security Plan	AT&T Master Trust	BellSouth Savings and Security Plan	Total
Interest bearing cash	$46,011	$667	$—	$—	$—	$—	$—	$—	$46,678
Foreign cash	9,893	143	3	—	236	7	—	—	10,282
Mortgage-backed securities	574,570	8,325	—	—	—	—	—	—	582,895
Corporate debt	933,234	13,522	—	—	—	—	—	—	946,756
Government securities	346,949	5,027	—	—	—	—	—	—	351,976
Common/collective trust funds	784,199	11,363	2,173,524	13,291	342,788	8,407	—	—	3,333,572
Equities - common stock	—	—	359,690	2,200	124,022	3,042	—	—	488,954
Futures	(1,447)	(21)	—	—	—	—	—	—	(1,468)
Registered investment companies	26,054	378	29,794	182	3,780	92	215,181	18,677	294,138
Group Trust investments at fair value	2,719,463	39,404	2,563,011	15,673	470,826	11,548	215,181	18,677	6,053,783
Unsettled trades/other	(405,623)	(5,878)	(28)	—	1,328	33	(803)	(70)	(411,041)
Fully benefit-responsive investments contracts valued at contract value	—	—	—	—	—	—	5,931,713	514,841	6,446,554
Group Trust net assets	$2,313,840	$33,526	$2,562,983	$15,673	$472,154	$11,581	$6,146,091	$533,448	$12,089,296

AT&T Retirement Savings Plan
AT&T Puerto Rico Retirement Savings Plan
Notes to Financial Statements (Continued)
(Dollars in Thousands)
The AT&T Master Trust’s interest in each of the investment fund options within the Group Trust is disclosed below as of December 31, 2021.

	AT&T Total Return Bond Fund		AT&T U.S. Stock Fund		AT&T International Stock Fund		AT&T Stable Value Fund		Group Trust
	AT&T Master Trust	BellSouth Savings and Security Plan	AT&T Master Trust	BellSouth Savings and Security Plan	AT&T Master Trust	BellSouth Savings and Security Plan	AT&T Master Trust	BellSouth Savings and Security Plan	Total
Interest bearing cash	$2,369	$25	$—	$—	$—	$—	$—	$—	$2,394
Foreign cash	11,034	114	3	—	154	3	—	—	11,308
Mortgage-backed securities	415,814	4,312	—	—	—	—	—	—	420,126
Corporate debt	1,388,135	14,395	—	—	—	—	—	—	1,402,530
Government securities	443,124	4,595	—	—	—	—	—	—	447,719
Common/collective trust funds	1,410,136	14,623	2,994,247	15,455	494,495	11,344	—	—	4,940,300
Equities - common stock	—	—	449,000	2,318	169,697	3,893	—	—	624,908
Equities - preferred stock	—	—	—	—	2,328	53	—	—	2,381
Futures	(3,557)	(37)	—	—	—	—	—	—	(3,594)
Registered investment companies	1,272	13	66,134	341	1,862	43	232,913	18,310	320,888
Group Trust investments at fair value	3,668,327	38,040	3,509,384	18,114	668,536	15,336	232,913	18,310	8,168,960
Unsettled trades/other	(389,227)	(4,036)	(447)	(2)	1,342	31	(1,211)	(98)	(393,648)
Fully benefit-responsive investments contracts valued at contract value	—	—	—	—	—	—	6,424,117	504,979	6,929,096
Group Trust net assets	$3,279,100	$34,004	$3,508,937	$18,112	$669,878	$15,367	$6,655,819	$523,191	$14,704,408
Net Depreciation in Fair Value of Group Trust Investments and
Total Investment Loss for the Year Ended December 31, 2022

Group Trust
Net depreciation in fair value of Group Trust Investments	$(1,426,606)
Investment Income:
Interest	209,037
Dividends	11,144
Less: investment management expenses	(9,040)
Net investment loss of Group Trust Investments	$(1,215,465)

AT&T Retirement Savings Plan
AT&T Puerto Rico Retirement Savings Plan
Notes to Financial Statements (Continued)
(Dollars in Thousands)
The following tables sets forth by level, within the fair value hierarchy, the Group Trust’s assets at fair value as of December 31, 2022 and 2021:

	Group Trust Assets at Fair Value December 31, 2022
	Level 1	Level 2	Level 3	Total
Corporate debt	$—	$946,688	$68	$946,756
Mortgage-backed securities	—	582,895	—	582,895
Interest bearing cash	38,327	8,351	—	46,678
Foreign cash	10,282	—	—	10,282
Equities - common stock	488,954	—	—	488,954
Futures	(1,468)	—	—	(1,468)
Registered investment companies	294,138	—	—	294,138
Government securities	—	351,976	—	351,976

Total assets in fair value hierarchy	$830,233	$1,889,910	$68	$2,720,211

Investments measured at net asset value
U.S. common/collective trusts[1]				2,970,815
International common/collective trusts[2]				147,209
103-12 investments[3]				203,986
Non-publicly traded registered investments companies[4]				11,562

Total assets at fair value				$6,053,783

1     The objective of the common/collective trust funds held in the AT&T U.S. Stock Fund is to deliver diversified exposure to the large-capitalization U.S. equity market as represented by the Russell 3000 Index. The objective of the common/collective trust funds held in the AT&T Total Return Bond Fund is to deliver diversified exposure to the fixed income market as represented by the Bloomberg Barclays Aggregate Index. There are currently no redemption restrictions on these investments.
2     The objective of the common/collective trust funds held in the AT&T International Stock Fund is to provide diversified exposure to international markets as represented by the All Country World Index ex U.S., MSCI Emerging Markets Net Dividend Index, MSCI Australia Index and MSCI Canada Index. There are currently no redemption restrictions on these investments.
3     The objective of these equity commingled funds is to provide diversified exposure to international markets as represented by the All Country World Index ex U.S. that invest in both developed and emerging countries. These funds have redemption restrictions limited to daily and monthly settlement.
4     These are non-publicly traded registered investment companies, consisting of a short-term floating rate portfolio plus publicly-traded high-yield and asset-backed fixed income securities. The fair value of the investments in this group have been estimated using the net asset values reported by the fund manager. These funds are utilized on a discretionary basis as part of a broad fixed income mandate. These are open-ended funds, with no final termination dates. There are currently no redemption restrictions on this investment.

AT&T Retirement Savings Plan
AT&T Puerto Rico Retirement Savings Plan
Notes to Financial Statements (Continued)
(Dollars in Thousands)

	Group Trust Assets at Fair Value December 31, 2021
	Level 1	Level 2	Level 3	Total
Corporate debt	$—	$1,402,530	$—	$1,402,530
Mortgage-backed securities	—	420,126	—	420,126
Interest bearing cash	—	2,394	—	2,394
Foreign cash	11,308	—	—	11,308
Equities - common stock	624,908	—	—	624,908
Equities - preferred stock	2,381	—	—	2,381
Futures	(3,576)	(18)	—	(3,594)
Registered investment companies	320,888	—	—	320,888
Government securities	—	447,719	—	447,719

Total assets in fair value hierarchy	$955,909	$2,272,751	$—	$3,228,660

Investments measured at net asset value
U.S. common/collective trusts[1]				4,365,469
International common/collective trusts[2]				206,738
103-12 investments[3]				299,101
Non-publicly traded registered investments companies[4]				68,992

Total assets at fair value				$8,168,960

1     The objective of the common/collective trust funds held in the AT&T U.S. Stock Fund is to deliver diversified exposure to the large-capitalization U.S. equity market as represented by the Russell 3000 Index. The objective of the common/collective trust funds held in the AT&T Total Return Bond Fund is to deliver diversified exposure to the fixed income market as represented by the Bloomberg Barclays Aggregate Index. There are currently no redemption restrictions on these investments.
2     The objective of the common/collective trust funds held in the AT&T International Stock Fund is to provide diversified exposure to international markets as represented by the All Country World Index ex U.S., MSCI Emerging Markets Net Dividend Index, MSCI Australia Index and MSCI Canada Index. There are currently no redemption restrictions on these investments.
3     The objective of these equity commingled funds is to provide diversified exposure to international markets as represented by the All Country World Index ex U.S. that invest in both developed and emerging countries. These funds have redemption restrictions limited to daily and monthly settlement.
4     These are non-publicly traded registered investment companies, consisting of a short-term floating rate portfolio plus publicly-traded high-yield and asset-backed fixed income securities. The fair value of the investments in this group have been estimated using the net asset values reported by the fund manager. These funds are utilized on a discretionary basis as part of a broad fixed income mandate. These are open-ended funds, with no final termination dates. There are currently no redemption restrictions on this investment.

Derivative Financial Instruments

In the normal course of operations, Group Trust assets and liabilities held in the AT&T Stable Value Fund (Stable Value Fund) may include derivative financial instruments (futures and foreign currency forward contracts). These instruments involve, in varying degrees, elements of credit and market volatility risks in excess of more traditional investment holdings such as equity and debt instruments. The intent is to use derivative financial instruments as an economic hedge to manage market volatility and foreign currency exchange rate risk associated with the Stable Value Fund’s investment assets. The gains (losses) are located on the Statement of Changes in Net Assets Available for Benefits as Net Loss from Investment in AT&T Savings Plan Master Trust to the extent of the Plans’ ownership in the AT&T Master Trust. The Group Trust’s fiduciaries do not anticipate any material adverse effect on the Group Trust’s financial position resulting from its involvement in these instruments.

AT&T Retirement Savings Plan
AT&T Puerto Rico Retirement Savings Plan
Notes to Financial Statements (Continued)
(Dollars in Thousands)
At December 31, 2022 and 2021, the fair value of derivative financial instruments held by the AT&T Master Trust was not material.

Futures Contracts

The primary risk managed by the Group Trust using futures contracts is the price risk associated with investments. On behalf of the AT&T Master Trust, investment managers for the Group Trust enter into various futures contracts to economically hedge investments in domestic securities. These contracts, which are considered derivatives under ASC Topic 815, Derivatives and Hedging are agreements between two parties to buy or sell a security or financial interest at a set price on a future date and are standardized and exchange-traded. Upon entering into such a contract on behalf of the Group Trust, the investment manager is required to pledge to the broker an amount of cash or securities equal to the minimum “initial margin” requirements of the exchange on which the contract is traded. Pursuant to the contract, the investment manager agrees to receive from or pay to the broker an amount of cash equal to the daily fluctuation in the value of the contract. Such receipts or payments are known as variation margin and are recorded on a daily basis by the trustee as a realized gain or loss equal to the difference in the value of the contract between daily closing prices. Upon entering into such contracts, the Group Trust bears the risk of interest or exchange rates or securities prices moving unexpectedly, in which case, the Group Trust may not achieve the anticipated benefits of the futures contracts and may realize a loss. With futures, there is minimal counterparty credit risk to the Group Trust since futures are exchange traded and the exchange’s clearinghouse, as counterparty to all exchange traded futures, guarantees the futures against default. The investments in the Group Trust are subject to equity price risk and interest rate risk, in the normal course of pursuing its investment objectives. The U.S. interest rate futures held in the portfolio as of December 31, 2022 and 2021 were used primarily to hedge and manage the duration risk of the portfolio.

Foreign Currency Contracts

The primary risks managed by the Group Trust using foreign currency forward contracts is the foreign currency exchange rate risk associated with the Group Trust’s investments denominated in foreign currencies. On behalf of the AT&T Master Trust, investment managers for the Group Trust enter into forward foreign currency contracts, which are agreements to exchange foreign currencies at a specified future date at a specified rate, the terms of which are not standardized on an exchange. These contracts are intended to minimize the effect of currency fluctuations on the performance of investments denominated in foreign currencies. Although in some cases, forward foreign currency contracts are used to express a view on the direction of a particular currency, risk arises both from the possible inability of the counterparties to meet the terms of the contracts (credit risk) and from movement in foreign currency exchange rates (market risk). Foreign currency forward contracts are entered into with major banks to minimize credit risk, and accordingly, no credit reserve has been established against these amounts.

The contracts are recorded at fair value on the date the contract is entered into, which is typically zero. The fair value of the foreign currency contracts are disclosed in unsettled trades and other of the Group Trust and are included in the Statement of Net Assets Available for Benefits to the extent of the Plans’ ownership in the AT&T Master Trust.

Fully Benefit-Responsive Investment Contracts

The Stable Value Fund consists of fully benefit-responsive investment contracts with various financial institutions and insurance companies which can be accounted for by the Plans at contract value. Generally contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

The investments held by the Stable Value Fund as of December 31, 2022 include Synthetic GICs which are fully benefit-responsive investment contracts. Synthetic GICs are constructed by combining a stable value insurance wrapper contract and a fixed income portfolio. The assets supporting the Synthetic GICs are owned by the Group Trust and generally consist of high quality fixed income securities.

Traditional Guaranteed Investment Contracts (“Traditional GICs” also known as “General Account GICs”) are issued by insurance companies and typically pay a guaranteed fixed or floating rate of interest over the life of the contract with a repayment of principal at maturity. A Synthetic GIC is similar to a Traditional GIC but has unbundled the insurance and investment components of the Traditional GIC.

AT&T Retirement Savings Plan
AT&T Puerto Rico Retirement Savings Plan
Notes to Financial Statements (Continued)
(Dollars in Thousands)
Wrapper contracts are typically issued by a bank or insurance company, and seek to provide preservation of principal by permitting daily liquidity at contract value for participant directed transactions, in accordance with the provisions of the Plans. Wrapper contracts amortize the realized and unrealized gains and losses on the underlying fixed income investments through adjustments to the future interest crediting rate of the contract. Wrapper contracts typically contain contractual provisions that prevent the interest crediting rate from falling below zero.

In certain circumstances, the amount withdrawn from the wrapper contract could be payable at fair value rather than at contract value. These events include termination of the Plans, a material adverse change to the provisions of the Plans, if AT&T elects to withdraw from a wrapper contract in order to switch to a different investment provider or, in the event of a spin-off or sale of a division, if the terms of the successor plan do not meet the contract issuers’ underwriting criteria for issuance of a clone wrapper contract. Events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plans’ loss of qualified status, un-cured material breaches of responsibilities or material and adverse changes to the provisions of the Plans. The Company does not believe any of the events are probable of occurring in the foreseeable future.

Interest Bearing Cash

At December 31, 2022 and 2021, ARSP held approximately $19,866 and $23,016, respectively, and ARSP-PR held approximately $88 and $75, respectively, of unallocated interest bearing cash related to contributions, uncashed checks and fees pending allocation to participant accounts or clearance through the plan funds.

Investment Risk

Investments held by the Group Trust and the AT&T Master Trust are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits. Participants’ accounts that are invested in funds holding AT&T stock are exposed to market risk in the event of a significant decline in the value of AT&T stock.

Additionally, the Group Trust invests in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage-backed securities. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

NOTE 5. PARTIES-IN-INTEREST TRANSACTIONS

The Plans may, at the discretion of the Plans' participants or via the Company match, invest through the Master Trust in the Company’s common stock through the AT&T Shares Fund. The Master Trust held 170,172,688 and 168,496,582 shares of the Company’s common stock in the AT&T Shares Fund as of December 31, 2022 and 2021, respectively. Dividends earned by the Master Trust on the Company’s common stock were $232,995 for the year ended December 31, 2022.

The assets of the Plans are invested in AT&T stock either through the Group Trust or AT&T Master Trust. Because the Company is the plan sponsor of the Plans, transactions involving the Company’s stock qualify as party-in-interest transactions. In addition, certain investments held by the Plans, Group Trust, and AT&T Master Trust are managed by BNY Mellon and Fidelity as trustee or custodian and record keeper, respectively, as defined by various agreements. Therefore, these transactions and fees paid to these entities qualify as parties-in-interest transactions. All of these transactions are exempt from the prohibited transactions rules.

AT&T Retirement Savings Plan
AT&T Puerto Rico Retirement Savings Plan
Notes to Financial Statements (Continued)
(Dollars in Thousands)
NOTE 6. TAX STATUS

The ARSP has received a determination letter from the IRS dated February 15, 2022, stating that the ARSP is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS the Plan was amended. Once qualified, the ARSP is required to operate in conformity with the IRC to maintain its qualification. The Plan administrator believes the ARSP is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

The ARSP-PR has received a determination letter from the Commonwealth of Puerto Rico’s Department of Treasury (Treasury) dated May 29, 2018 stating that the ARSP-PR is qualified under Section 1081.01 of the Internal Revenue Code for a New Puerto Rico (the Puerto Rico Code), and therefore, the related trust is exempt from taxation. Once qualified, the ARSP-PR is required to operate in conformity with the Puerto Rico Code to maintain its qualification. The Plan administrator believes the ARSP-PR is being operated in compliance with the applicable requirements of the Puerto Rico Code and, therefore, believes that the ARSP-PR, as amended, is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States require Plan management to evaluate uncertain tax positions taken by the Plans. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS or Treasury. The Plans’ administrator has analyzed the tax positions taken by the Plans, and has concluded that as of December 31, 2022, there were no uncertain positions taken or expected to be taken. The Plans have recognized no interest or penalties related to uncertain tax positions. The Plans are subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of Net Assets Available for Benefits per the financial statements to the Form 5500 as of December 31, 2022:

	AT&T Retirement Savings Plan	AT&T Puerto Rico Retirement Savings Plan
Net Assets Available for Benefits per the financial statements	$37,578,871	$92,339
Distributions payable to participants	(8,459)	(23)
Net Assets Available for Benefits per the Form 5500	$37,570,412	$92,316

The following is a reconciliation of Net Assets Available for Benefits per the financial statements to the Form 5500 as of December 31, 2021:

	AT&T Retirement Savings Plan	AT&T Puerto Rico Retirement Savings Plan
Net Assets Available for Benefits per the financial statements	$53,765,147	$129,907
Distributions payable to participants	(15,906)	—
Net Assets Available for Benefits per the Form 5500	$53,749,241	$129,907

AT&T Retirement Savings Plan
AT&T Puerto Rico Retirement Savings Plan
Notes to Financial Statements (Continued)
(Dollars in Thousands)
 Distributions payable to participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date. The following is a reconciliation of distributions to participants per the ARSP financial statements to the Form 5500 for the year ended December 31, 2022:

	AT&T Retirement Savings Plan	AT&T Puerto Rico Retirement Savings Plan
Distributions to participants per the financial statements	$4,543,398	$18,684
Distributions payable to participants at December 31, 2021	(15,906)	—
Distributions payable to participants at December 31, 2022	8,459	23
Distributions to participants per the Form 5500	$4,535,951	$18,707

NOTE 8. SUBSEQUENT EVENTS

Effective as of market close on April 10, 2023, the Warner Bros. Discovery Stock Fund investment option ceased to be available under the Plans. As a result of this change, any investment in the Warner Bros. Discovery Stock Fund were liquidated, and proceeds received from the liquidation were invested in the applicable “qualified default investment alternative” offered under the Plans based on each participant's date of birth.

SCHEDULE H, LINE 4(i)—SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2022
(Dollars in Thousands)
AT&T RETIREMENT SAVINGS PLAN
EIN 43-1301883, PLAN NO. 009

Identity of Issue	Description of Investment	Current Value
Loan Fund
* Notes Receivable from Participants	3.25% - 10.50%	$598,984
TOTAL		$598,984

* Party-in-Interest.

AT&T PUERTO RICO RETIREMENT SAVINGS PLAN
EIN 43-1301883, PLAN NO. 011
Identity of Issue	Description of Investment	Current Value
Loan Fund
* Notes Receivable from Participants	4.25% - 8.00%	$1,579
TOTAL		$1,579

* Party-in-Interest.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AT&T Puerto Rico Retirement Savings Plan
By: AT&T Services, Inc.,
Plan Administrator for the Foregoing Plan

By	/s/ Sabrina Sanders
Sabrina Sanders
Senior Vice President, Chief Accounting Officer and Controller
Date: June 23, 2023

EXHIBIT INDEX
Exhibit identified below, Exhibit 23 filed herein as exhibit hereto.

Exhibit Number

23	Consent of Independent Registered Public Accounting Firm